William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 19057

May 11, 2011

Ms. Babette Cooper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         William Penn Bancorp, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2010
Quarterly Report on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010
Filed September 28, 2010, November 15, 2010 and February 22, 2011
File No. 000-53172

Dear Ms. Cooper:

William Penn Bancorp, Inc. hereby requests an extension of time to respond to the Staff’s letter of comment, dated April 26, 2011 until May 24, 2011.

Sincerely,

/s/ Terry L. Sager

Terry L. Sager
President

cc:  John Nolan
    David Lin
    Division of Corporation Finance